THE MIDLAND COMPANY



				Annual Report

				 on Form 11-K

				    to the

		      Securities and Exchange Commission

				   for the

			 Year Ended December 31, 1999

				UNITED STATES

		      SECURITIES AND EXCHANGE COMMISSION

			    Washington, D.C. 20549


				  Form 11-K

(Mark one)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
	For the Fiscal Year Ended December 31, 1999.



[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
	For the transition period from _____ to _____.



			MIDLAND-GUARDIAN CO. SALARIED
			EMPLOYEES 401(K) SAVINGS PLAN
			  (Full title of the Plan)



			     THE MIDLAND COMPANY
			    7000 Midland Boulevard
			   Amelia, Ohio 45102-2607
      (Name of issuer of the securities held pursuant to the Plan and the
		  address of its principal executive office)


       Registrant's telephone number including area code (513) 943-7100

Required information:


	(a)     Financial statements filed as a part of this report:

		Independent Auditors' Report
		Statements of Net Assets Available for Plan Benefits as of
			December 31, 1999 and 1998
		Statements of Changes in Net Assets Available for Plan
			Benefits for the Years Ended December 31, 1999 and 1998
		Notes to Financial Statements - December 31, 1999 and 1998 Supplemental Schedules:
			Form 5500, Schedule of Assets Held for Investment
				Purposes - December 31, 1999

	(b)     Exhibits

		Exhibit 23 Independent Auditors' Consent



					Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



			MIDLAND-GUARDIAN CO. SALARIED
			EMPLOYEES 401(K) SAVINGS PLAN
				(Name of Plan)


/s/John I. Von Lehman
John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company



For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan



Dated:  June 29, 2000

INDEPENDENT AUDITORS' REPORT


We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Company Salaried Employees' 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche, LLP
Deloitte & Touche, LLP
Cincinnati, Ohio

June 2, 2000

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			     MIDLAND-GUARDIAN CO.
		   SALARIED EMPLOYEES' 401(k) SAVINGS PLAN

		STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
			  DECEMBER 31, 1999 AND 1998

	 ASSETS                           1999                  1998
				      -----------------------------------
INVESTMENTS - At market value:

MARKETABLE SECURITIES                  $25,916,266           $21,184,410
    (Cost - 1999, $22,438,036;
	    1998, $17,942,890)

LOANS TO PARTICIPANTS                      441,522               324,644
				      -----------------------------------

TOTAL INVESTMENTS                       26,357,788            21,509,054

CASH                                           -                      69

CONTRIBUTIONS RECEIVABLE                     9,714                 2,508

ACCRUED INCOME                               3,707                   -
				      -----------------------------------

NET ASSETS AVAILABLE
   FOR BENEFITS                        $26,371,209           $21,511,631
				      ===================================

See notes to financial statements.

			     MIDLAND-GUARDIAN CO.
		   SALARIED EMPLOYEES' 401(k) SAVINGS PLAN

	  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

						 1999           1998
					   ----------------------------

INCOME:
  Contributions from Midland-Guardian Co.   $   672,179    $   358,980
  Contributions from Employees                2,131,776      1,513,245
  Dividend and Interest Income                1,830,689      1,872,644
  Net Appreciation in Market Value
     of Investments                           1,572,777        836,677
  Rollovers                                     693,366        265,639
  Other                                          60,242         13,272
					   ----------------------------
    Total                                     6,961,029      4,860,457

BENEFIT PAYMENTS                             (2,101,451)    (1,641,706)
OTHER DEDUCTIONS                                    -          (40,636)
					   ----------------------------
INCREASE IN NET ASSETS                        4,859,578      3,178,115

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year                            21,511,631     18,333,516
					   ----------------------------
End of year                                 $26,371,209    $21,511,631
					   ============================

See notes to financial statements.

			     MIDLAND-GUARDIAN CO.
		   SALARIED EMPLOYEES' 401(K) SAVINGS PLAN

			NOTES TO FINANCIAL STATEMENTS


1.      Significant Accounting Policies

	Basis of Accounting
	The accompanying financial statements conform to accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

	Expenses of the Plan
	Midland-Guardian Co. Salaried Employees' 401(K) Savings Plan (the "Plan") sponsor, Midland-Guardian Co. (the "Company"), pays certain expenses of the Plan.

	Investments
	The Plan's investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at cost that approximates fair value.

	Method of Funding
	The Company's annual contribution to the Plan consists of matching 50 percent of the basic contributions made by plan participants up to 6 percent of the participant's wages.

	Estimates
	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

	Reclassifications
	The Plan has apopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Disclosure Matters." As a result, the reclassification of the prior year financial statements has been made to eliminate the by fund disclosure.
	presentation.

2.      Description of the Plan

	All full-time salaried employees of Midland-Guardian Co. and part time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. An employee may authorize (matched) basic contributions between one percent and six percent of base salary through payroll deductions. Supplemental (unmatched) contributions ranging from one to ten percent of the base salary are also permitted above the basic contribution. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee's basic contribution. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company's matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan. Forfeitures are used to reduce future Company contributions.

	Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of ten investment options. The investment options (funds and fund investment information obtained from fund publications) are as follows:
	a) EB Money Market Fund (formerly Prism Money Market Fund) - Funds are invested primarily in high-grade money market instruments with the objective of providing stability and liquidity.
	b) Victory Fund for Income - Funds are invested to provide a high level of current income consistent with preservation of shareholders' capital.
	c) Victory Balanced Fund - Funds are invested in common stock, securities convertible into common stock, preferred stock, corporate debt securities and U.S. Government securities.
	d) Victory Value Fund - Funds are invested primarily in a diversified group of common stocks with an emphasis on companies with above average total return potential.
	e) Victory Stock Index Fund - Funds are invested primarily in equity securities with the objective of matching the performance of the Standard & Poor's 500 stock index.
	f) American Capital Income Builder, Inc. - Funds are invested to seek above-average current income, a growing stream of income, and secondarily growth of capital.
	g) Janus Twenty Fund - Funds are invested to provide long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks.
	h) Janus Overseas Fund - Funds are invested to seek long-term growth of capital by investing primarily in the common stocks of companies outside the United States, normally investing at least 65% of its assets in securities of issuers from at least five different countries, excluding the U.S.
	i) INVESCO Dynamics Fund - Funds are invested in equity securities of mid-sized core growth companies with the objective of long-term capital appreciation through aggressive investment policies.
	j) Midland Stock Fund - Funds are invested in common stock of The Midland Company.

	In 1998 the Victory Intermediate Income Fund and the Special Growth Fund were investment options. In 1999 these funds were terminated and replaced with the Victory Fund for Income and INVESCO Dynamics Fund, respectively.

	Participants may change their investment elections daily.

	The contributions are invested in pooled accounts maintained by the Plan's trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants' accounts based on the percentage that each account balance bears to the total pool balance.

	The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Loans are repayable in one to five years unless the loan is related to the purchase of the participant's primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over Firstar Corporation's prime rate (9.50% at December 31,
	1999).

	Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

	The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant's interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

3.      Investments

	Investments representing more than five percent of net assets available for benefits are as follows:

								      Market
						    Cost              Value
	1999                                        ----              -----
	Key Trust Investment Management:
	 EB Money Market Fund                    $3,754,681        $4,136,761

	 Victory Balanced Fund                    2,827,618         3,022,349

	 Victory Value Fund                       6,681,384         7,953,734

	 INVESCO Dynamics                         2,101,624         2,937,573

	 Victory Fund for Income Fund             1,419,664         1,351,958

	 Janus Twenty Fund                        3,052,543         3,717,666


	1998
	Key Trust Investment Management:
	 EB Money Market Fund                    $3,629,911        $4,152,262

	 Victory Intermediate Income Fund         1,733,526         1,784,359

	 Victory Balance Fund                     2,877,495         3,327,038

	 Victory Value Fund                       7,432,993         9,571,252

	 Victory Special Growth Fund              1,260,197         1,210,630

	The Midland Company Common Stock          1,008,768         1,138,869

	The net appreciation (depreciation) of investments is as follows:

						     1999               1998
						 ----------        ----------
	EB Money Market Fund                     $  207,277        $  211,578

	Victory Intermediate Income Fund               -               32,052

	Victory Balance Fund                       (121,552)          212,329

	Victory Value Fund                         (134,999)          496,933

	Victory Special Growth                      (19,831)         (124,854)

	INVESCO Dynamics Fund                       870,419              -

	Victory Fund for Income                     (88,474)             -

	Janus Overseas Fund                         239,073              -

	Janus Twenty Fund                           774,663              -

	American Capital Income Builder              (2,517)             -

	Victory Stock Index                          44,037              -

	The Midland Company Common Stock           (195,319)            8,639
						 -----------       -----------

		Total                            $1,572,777        $  836,677
						 ===========       ===========

4.      Tax Status

	The Plan has received a letter of determination dated January 25, 1996 from the Internal Revenue Service which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE I

ASSETS HELD FOR INVESTMENT PURPOSES


			     MIDLAND-GUARDIAN CO.
		   SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
			      DECEMBER 31, 1999


								 MARKET
						    UNITS         VALUE
						 -----------  --------------
Key Trust Investment Management:

  EB Money Market Fund                             329,208     $ 4,136,761


  Victory Balanced Fund                            213,896       3,022,349


  Victory Value Fund                               463,702       7,953,734


  INVESCO Dynamics Fund                            113,595       2,937,573


  Victory Fund for Income                          107,128       1,351,958


  Janus Overseas Fund                               27,413       1,018,308


  Janus Twenty Fund                                 44,560       3,717,666


  American Capital Income Builder                      978          41,746


  Victory Stock Index Fund                          24,054         582,777


The Midland Company Common Stock                    53,544       1,153,394
							       ------------
Total before Participant Loans                                  25,916,266

Participant Loans (interest rates:
    6% to 10%)                                                     441,522
							       ------------

TOTAL INVESTMENTS                                              $26,357,788
							       ============